Exhibit 10.73

STRICTLY CONFIDENTIAL

Amended and Restated International Letter of Assignment

July 12, 2017

Neel Broker

Baltimore, Maryland

Dear Neel:

Reference is made to your International Letter of Assignment dated January 5, 2017, and the amendment thereto dated February 16, 2017 (collectively, the “Original Agreement”). As both you and Laureate Education, Inc. (hereinafter either “Laureate”, or the “Company”) wish to revise the terms of the Original Agreement, this Amended and Restated International Letter of Assignment (this “Letter”) shall serve to replace the Original Agreement which is made null and void by execution of this Letter. In place of the Original Agreement, this Letter will govern the terms of your international assignment to Singapore for the position of CEO, AMEA. As part of this assignment, you will report to Ricardo M. Berckemeyer, COO Laureate. This Letter confirms the terms and conditions of your assignment, subject to any additional requirements or restrictions under local law.

This Letter is comprised of two basic financial elements:

1)                       Your compensation for the assigned position which includes your base salary, incentive plans, and benefits. These components are designed to be competitive based upon your home country environment.

2)                       The Laureate Expatriate Policy components that are designed to provide a platform of “economic neutrality” to you while you are on international assignment.

This package is designed to ensure that you have the full benefit of your competitive compensation package while protecting you from the excess costs that might be incurred in an international assignment.

Allowances and support elements are subject to change at the discretion of Laureate, with or without notice. Please refer to the attached Estimated Assignment Package for specific information. Listed below is a brief overview of the assistance package that will be provided while on assignment.

Assignment Start and Duration

For purposes of this Letter, your assignment to Singapore will be deemed to have commenced on July 1, 2017 and it is our expectation that you will move to Singapore on or around this date after all visa and legal requirements have been satisfied. The expected duration of your assignment is approximately two years to June 30, 2019. The Company may, at its discretion, terminate this assignment at any time during that period, and may extend it as mutually agreed.

Compensation and Incentive Plans

You will participate in the U.S. compensation and incentive programs. Your base salary at the start of your assignment is USD 460,000 annually. Your annual incentive opportunity is targeted at 100% of base salary, is discretionary, and will be based on regional performance.

You will continue to be eligible to participate in our annual long-term incentive plan at 75% of your annual base salary. The type and size of any equity awards are always subject to approval by the Compensation Committee of Laureate Education’s Board of Directors (the “Compensation Committee”). The exercise price of any stock options will be not less than the fair market value of Laureate’s Class A Common Stock, except as may be otherwise determined by the Compensation Comittee. Specifics of the terms of the equity award will be described in separate equity grant agreement documents, which will be delivered upon grant of this equity and which you must sign.

In addition, you will be eligible for a one-time long-term bonus targeted at 100% of your base salary: USD 460,000. This bonus is not intended to be a recurrent plan and is predicated on future AMEA EBITDA performance for years 2017-2018. The details of this plan will be shared with you in a separate document. Your compensation will be paid from the U.S.

You acknowledge that Laureate’s obligations under this letter may be satisfied by LEI Administration, LLC, a subsidiary of Laureate, and to the extent Laureate’s obligations are so satisfied, you may not seek additional payment from Laureate. Should LEI Administration fail to satisfy an obligation, Laureate shall remain liable.

Benefits, Vacation and Holidays

You will participate in the Company’s U.S. benefit programs and will participate in the U.S. Social Security system, to the extent possible. Since U.S. medical plans may not be adequate for this assignment, Laureate will enroll you in a medical plan that is appropriate for international coverage. Laureate will pay the premiums for this plan. Vacation and sick leave eligibility during the assignment will be based on the U.S. policy. Singapore work hours and holidays will apply.

Relocation and Immigration

You will receive relocation assistance from Baltimore to Singapore. The relocation provisions for this temporary assignment are summarized in the Estimated Assignment Package.

Relocation support includes transportation for you, your dependents, and your household goods, home-finding expenses, permanent storage, temporary living expenses and a miscellaneous relocation expense allowance for USD $10,000. Destination services will also be provided through the Company’s external relocation vendor.

The Company will coordinate immigration assistance for you and your dependents to ensure that you receive the proper work permits, visas and other required documentation.

Assignment Allowances: Following your family’s move to Singapore on or about July 1, 2017, you are eligible to receive various allowances and services during your assignment. These components will be reviewed regularly and may change whenever conditions warrant and at the discretion of Laureate. The following provides a summary of current provisions.

Taxes

While on your international assignment, you are eligible for two types of tax assistance; tax equalization in accordance with the Company’s tax equalization policy and tax preparation assistance. There are a number of aspects of your international assignment that will impact and complicate your tax obligations. The objective of tax equalization is to approximate your tax position as if you continued to work in your home base location.

In brief, you pay a hypothetical tax and/or real taxes from your salary and incentives based on your home location. The Company may pay all or some of the actual home and host location taxes according to policy. The Company will protect incremental taxes, within policy limits, on regular personal income, but exclude any spousal income and capital gains.

Through a tax settlement, your hypothetical tax will be reconciled at the end of each tax year to more closely reflect your tax liability as if you had remained in your home location, resulting in an adjustment payable by the Company to you, or payable from you to the Company. The amount of the adjustment will be calculated by the Company’s designated tax firm and will be thoroughly reviewed with you upon completion. If money is owed to you, Laureate will immediately refund that money to you. It is Laureate’s expectation that in turn, if money is owed to Laureate, you will refund the money to Laureate on a timely basis.

The Company’s designated tax firm will assist in preparing your U.S. and Singapore tax returns for the tax years related to your assignment. Representatives of the firm will conduct a pre departure/post arrival tax orientation and will be available to assist you with assignment-related tax questions. They will also prepare your tax settlement and review it with you after your annual tax return has been finalized and filed.

You will be responsible for submitting your tax data to the tax preparer on a timely basis to facilitate the filing of your tax return by the filing deadline or as soon as possible. You will also be responsible for settling any outstanding balance due back to the Company through the annual tax settlement process, within proscribed deadlines.

Housing & Utilities

The Company will assist you in obtaining leased housing in Singapore. You will receive a monthly Housing & Utilities Differential of up to SGD 12,560.37 to offset the incremental cost of rental housing and utilities as compared to typical housing costs in U.S. within guidelines. This amount is inclusive of a housing exception to increase your monthly housing/utilities budget from SGD 13,297.58 to SGD 16,300. The home housing contribution has been waived until the ealier of (A) June 30, 2019, or (B) you sell your Maryland residence. So long as you own your Maryland residence, you will continue to receive your current monthly housing allowance of USD 3,080 for your Maryland residence until June 30, 3019.

	This monthly differential has been calculated as follows:

	Projected Host Country Housing/Utilities Costs:	SGD	16,300.00
	Home Housing Contribution: USD 2,778.33	SGD	(3,739.63)
	Differential	SGD	12,560.37

You will need to submit your lease in order to determine the exact amount of the housing differential to be reimbursed. If your rental costs exceed the host housing amount, you will be responsible for the additional cost. If your rent is less than the differential, you will be reimbursed up to the actual cost of your monthly rent and utilities.

If available, you should secure housing that is equipped with major appliances. If certain standard major appliances are not provided in the lease, Laureate may provide a budget for necessary purchases.

It is Laureate’s understanding that you intend to sell your Maryland residence while you are on assignment. Should you sell your residence on or before June 30, 2019, you are eligible to receive a one-time payment (the “Residence Payment”) not to exceed $150,000 (the “Residence Payment Limit”). Subject to the Residence Payment Limit, the actual amount of the Residence Payment will equal the sum of (A) the closing costs attributable to “Seller” on line 1400 of the form HUD-1 signed by both Buyer and Seller in connection with the sale of your primary residence in Maryland (the “HUD-1”), and (B) the difference, to the extent greater than zero, between (i) $1,950,100, and (ii) Line 401 of the HUD. The Residence Payment is contingent on the home sale closing occurring no later than June 30, 2019. To the extent paid, the Residence Payment shall be considered a relocation expense and be subject to your “Employee Relocation Agreement” as attached to this Letter.

Laureate will pay all taxes due on the Residence Payment in Singapore and the United States.

Goods & Services

The Company provides a Goods & Services differential to recognize relative cost of living differences and to minimize the impact of exchange rate changes.

The portion of your salary assumed to be spent in the U.S. on goods and services will be supplemented with a G&S differential allowance to provide you with comparable purchasing power for local Singapore spending on goods & services. The monthly G&S differential is currently USD 2,455.42 net.

Transportation	Laureate will provide you with a monthly Car Allowance of USD 2,619.83, net, to assist you with the incremental cost of leasing or acquiring an automobile, and operating cost differentials.

Education

The Company will contribute towards the cost of your children’s education while on assignment within guidelines. The Company will reimburse the reasonable cost of academic tuition in Singapore, registration and school bus transportation from pre-kindergarten (age

4) through 12th grade, if local free schools are deemed inadequate, less the amount you would have paid if you had remained in the U.S.

Club Membership	You will be reimbursed for a club membership fee for you and your accompanying dependents, subject to approval.

Home Leave

The Company encourages you to return home periodically, in order to maintain personal and professional ties. Based on recent restricted business-class airfare quotes, updated annually, we will provide you with an annual home leave budget to Baltimore, Maryland for you and your eligible family members. Although you are encouraged to use this budget to visit your home base, you have the flexibility to fly anywhere you would like and take as many trips you would like annually, reimbursable up to the annual budget amount. Your annual budget period begins on your assignment start date. If you travel to your home country for business purposes, you may extend these trips to combine with an approved home leave. Time off for home leave, excluding days working in the office, is part of your vacation time.

Compassionate Leave

If an immediate family member becomes critically ill or dies, the Company will reimburse round trip airfare for you to travel to the relative’s location. Immediate family is defined as spouse, children, parents, grandparents and siblings.

Repatriation & Termination of Agreement

Upon repatriation or in the event of an early termination of your assignment, the Company will relocate you back to the continental United States.

Laureate will make a good faith effort to provide you with a position commensurate with your skills and experience. If no position is available upon your return to the U.S., you will be treated according to the U.S. employment terms and conditions.

If you voluntarily resign after the completion of your two year assignment, the Company will relocate you back to the contiental United States. However, if you voluntarily terminate your employment prior to the completion of your two year assignment, or are terminated “for cause”, you will be responsible for the full cost of relocation. Valid relocation expenses include air travel, return shipment of your belongings, and approved miscellaneous expenses.

Employment remains “at will.” In addition, the Company may terminate this Agreement with immediate effect and with no compensation if you commit any breach of your obligations under this Agreement or any other violation of Company policy or applicable law.

If your assignment is extended beyond four years total, the Company will consider a transition to local employment status.

If Laureate Education, Inc. terminates your employment (or causes your employment to be terminated) for any reason other than “for cause” during the first two years of your assignment, Laureate will pay (or cause to be paid) an amount equal to the greater of (a) your salary in the twelve (12) months preceding termination of your employment, or (b) the minimum statutory amount required to be paid by applicable law (if any) (such greater amount, the “Severance”). Payment of the Severance will occur eight (8) days after your execution of a release (in a form to be provided by Laureate, the “Release”) of Laureate and its affiliated entities from claims of liability. The severance will be paid in one lump sum, will be subject to any required foreign or domestic withholding and payroll deductions and taxes, and will otherwise be tax equalized (to the extent necessary) so as to be consistent with the payment of your salary while you are on assignment. Laureate shall have no obligation to pay the Severance unless and until you sign the Release and any applicable revocation period has lapsed.

Unless Laureate has received a signed Release and the applicable revocation period has lapsed, Laureate’s obligations under this paragraph shall be null and void as of the date that is six (6) months after the date of termination of your employment. Additionally, Laureate’s obligation to pay the Severance shall only apply during the first two years of your assignment, and will cease upon your taking another position within Laureate or with one of its affiliates or subsidiaries (a “Reassignment”), irrespective of whether a Reassignment occurs within the first two years of the assignment.

For purposes of this Agreement, “for cause” shall mean Laureate’s termination of your employment on account of your (i) gross negligence or willful malfeasance in connection with the performance of your duties with respect to Laureate and its affiliates, (ii) conviction of, or pleading guilty or nolo contendere to any felony, (iii) theft, embezzlement, fraud or other similar conduct by you, (iv) your insubordination, (v) your refusing to take a Reassignment, or (vi) a willful and material breach of any applicable agreement with Laureate including, without limitation, engaging in any action in breach of any applicable restrictive covenants. Notwithstanding anything herein to the contrary, you shall remain an “at will” employee of Laureate at all times during your assignment.

As additional consideration for your taking this assignment, provided your employment is not terminated for cause, should your employment be terminated by the Company during the first two (2) years of your assignment, Laureate will continue to pay the Housing & Utilities, Goods & Services, Home Leave, Transportation, Education, and Club Membership benefits detailed above up to and through June 30, 2019 (the “Continued Expatriate Benefits”). Furthermore, provided you and your family repatriate back to the continental United States on or before August 31, 2019, Laureate will provide you with the following “Repatriation Benefits”:

1)        Relocation Allowance - $10,000 to be paid in cash.

2)        Temporary Living Expenses in Host Country- Up to seven (7) days of temporary living accomdations in Singapore for you and your family, to be provided by Laureate’s third-party service provider.

3)        Household Good Shipment — Laureate will cover the cost of returning those items shipped by you to Singapore back to Baltimore (or another destination of your chosing in the continental United States).

4)        Removal from Items Storage — Laureate will pay those costs associated with removing those items placed by you into permanent storage from permanent storage and those costs associated with delivering those items to an address of your chosing the continental United States.

5)        Relocation Airfare — Laureate will reimburse you for business clase airfare for the repatriation of you, your spouse, and your children to Baltimore, Maryland (or any location in the contitnental United States of your chosing).

6)        Temporary Living Expenses in Home Country — Laureate will provide you with up to (30) days termporary living accomdations in a locale of your choosing in the continental Untited States.

If you choose not to return to the continental United States, provided Laureate has received the Release, in addition to your other benefits, Laureate will pay you $87,852 in one lump sum for you to use in connection with your relocation (the “Relocation Payment”). If you accept an offer of employment with another entity which includes paid relocation benefits, Laureate will have no obligation to pay the Relocation Payment. You will not be tax equalized for the Relocation Payment.

Any Continued Expatriate Benefits and other Repatriation Benefits will be tax equalized in a manner consistent with the tax equalization of your salary and benefits while on assignment (except where noted otherwise) and will otherwise be subject to the “Taxes” section of the table above. After termination of your employment, any payments subject to tax equalization will only be tax equalized on the basis of your Singapore tax residence.

Notwithstanding anything in this Letter to the contrary, Laureate shall have no obligation to pay you either the Continued Expatriate Benefits or the Repatriation Benefits unless and until it receives the Release executed by you and any applicable revocation period has lapsed. After Laureate’s Receipt of a signed Release and lapse of any applicable revocation period, you will have the option to be paid the cash value of the Continued Expatriate Benefits (other than those benefits concerning tax equalization and the preparation and filing of your tax returns), to the extent not paid prior to the date of your election. Additionally, following termination of your employment by the Company (other than for cause), in the event you move your residence from Singapore, Laureate may elect to pay any remaining Continued Expatriate Benefits in one lump sum in cash with the amount to be determined by Laureate in its reasonable discretion.

The Confidentiality, Non-Disclosure, No Solicitation Agreement and Covenant Not to Compete which you signed at the time of hire with the Company, as well as the terms of all other Laureate policies will continue to be in effect and apply during the term of your assignment and thereafter.

We recognize that this is a busy time for you and that there are many questions that may arise during your assignment. Your international assignment benefits will be administered by our Global Mobility Department headed by Lynn Tamburo, Director. Lynn can also be reached at 410 -736-9854 in the US.

It is my sincere hope that this assignment will be productive, satisfying, and professionally rewarding. Please let me know how we can assist at any time.

Sincerely,

/s/ Luis H. Novelo
Luis H. Novelo
VP HR, Global Support Functions and interim Chief Human Resources Officer

Acknowledgement

Please indicate your acknowledgement and acceptance of the terms and conditions of your International Assignment by signing in the space provided below and returning this document to my attention, retaining a copy for your files.

/s/ Neel Broker	July 20, 2017
Neel Broker	Date

Summary of International Assignment Provisions

All allowances and deductions are estimates and are subject to change.

All services will be provided following the terms and conditions of the International Assignment Guidelines and/or Laureate Business Travel Policy.

Family size of 4

COMPENSATION & ALLOWANCES (quoted on an annual basis)

Base Salary	USD 460,000
Bonus Target	100%
Hypothetical Tax Deduction [Bonus is tax equalized upon payment]	To be determined by tax provider
Housing and Utilities Subsidy (net)	SGD 150,724.44
Transportation Allowance	USD 31,43.96
Goods & Services Allowance	USD 29,465.04

RELOCATION

Final Move Travel
Household Goods Shipment
Temporary Living
Immigration Assistance
Home Finding/Settling in Assistance
Major Appliance Reimbursement
Relocation Allowance
Home-Finding Trip

ON-ASSIGNMENT SUPPORT

Permanent Storage
Home Leave
Education
Compassionate Leave
Tax Equalization & Preparation
International Medical Plan
Home country Vacation Time
Host country Work Hours & Holidays

Employee Relocation Agreement

This Employee Relocation Agreement (the “Agreement”) is entered into between Neel Broker (the “Employee”) and Laureate Education, Inc., hereafter referred to as the “Company.”

The Company hereby accepts liability for payment of relocation expenses arising from this Agreement to the extent such expenses are covered by the written policy of the Company.

Relocation is a very costly benefit for the Company. Because of this substantial cost, Employee acknowledges that relocation expenses are covered by the Company with the expectation that the Employee will not voluntarily leave the company within a short period of time after relocating to accept a new job or transfer with the Company.

If the employee voluntarily leaves employment or is terminated for gross misconduct within twelve (12) months from the effective date of hire into the position following relocation, the employee will reimburse the Company in full for all relocation expenses incurred by the Company. If the employee voluntarily leaves employment or is terminated for gross misconduct more than twelve (12) months but up to twenty-four (24) months from the effective date of hire into the position following relocation, the employee will reimburse the Company fifty percent (50%) of all relocation expenses incurred by the Company.

Further, all reimbursements under this Policy, including any submitted but not yet paid (such as pending gross-ups), cease as of the date of termination. Laureate maintains the right to withhold monies owed from any final salary or other monies due you.

This Agreement is not a contract of employment and does not alter the at-will employment status of the Employee.

An Employee Reimbursement Agreement form must be signed by you and returned to Human Resources as a prerequisite to receiving relocation benefits.

Employee hereby acknowledges receiving a copy of this Agreement and agrees to comply with all its terms, including the repayment terms if applicable.

/s/ Neel Broker	July 20, 2017
Neel Broker	Date
CEO AMEA